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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-25380
                                                                         -------

/X/  Form 10-KSB

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein:

                                     PART I
                             REGISTRANT INFORMATION

Ultradata Systems, Incorporated

9375 Dielman Industrial Drive

St. Louis, MO 63132

                                    PART II
                             RULE 12b-25(b) AND (c)

/X/ The reasons described in reasonable detail in Part III of this for could not be eliminated without unreasonable effort or expense;

/X/ The subject annual report, on Form 10-KSB will be filed on or before the 15th calendar day following the due date.

/X/  The accountant's statement require by Rule 12b-25(c) has been attached.

                                    PART III
                                   NARRATIVE

The Company's inability to file its Annual Report on Form 10-KSB without unreasonable effort or expense, is caused by the Company not receiving one item of substantiating documentation, which is necessary for the Company's auditors to render an opinion as to the Company's financial statements.

                                    PART IV
                               OTHER INFORMATION

(1)  Name and telephone number of person to contact regarding this notification.

Dennis W. Hintz                              (314)          997-2250
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        (Name)                             (Area Code) (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Companies Act of 1940 during the preceding 12 month or shorter period that the registrant was required to file such report been filed?
                                                            [X] Yes  [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements included in the subject report there of?
                                                            [X] Yes  [ ] No

Based on information currently available, the Company expects to report the following:

                            Ultradata Systems, Inc.


                                                   Twelve Months Ended
                                          December 31, 1998    December 31, 1997

Net Sales                                    $ 7,234,075          $13,817,231

Net Income/(Loss)                            $(1,890,629)         $   337,104

Basic Earnings per Share                     $     (0.57)         $      0.10

Diluted Earnings per Share                   $     (0.57)         $      0.10



Ultradata Systems, Incorporated
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Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 31, 1999   By (signed) Monte Ross, President and CEO
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                                                                 March 31, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Ultradata Systems, Incorporated (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without reasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1998 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1998 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we are currently waiting for informational verifications from third parties which are essential for us to complete our audit and, as a result, have not had the ability to complete the auditing procedures which we consider necessary in the circumstances.


                                        Very truly yours,

                                        (signed) BDO Seidman LLP